U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25      Commission File No.: 0-24919
                                                    CUSIP No.: 55268S109


                           NOTIFICATION OF LATE FILING


                                  (Check One):


       [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ]Form N-SAR For Period Ended: JUNE 30, 2002

       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

       Not Applicable.


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PART I -- REGISTRANT INFORMATION

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Full name of Registrant                                MDI Entertainment, Inc.
                                                  ------------------------------
Former name if applicable                                      N/A
                                                  ------------------------------
Address of principal executive office
   (street and number)                                     201 Ann Street
                                                  ------------------------------
City, State and Zip Code                                 Hartford, CT 06103
                                                  ------------------------------

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


PART II -- RULES 12b-25(b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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       The Registrant could not file its Quarterly Report on Form 10-QSB for the six months ended June 30, 2002 within the prescribed time period without unreasonable effort or expense because it very recently engaged new independent accountants to replace Arthur Andersen LP. The new accountants need additional time to complete their review of the Registrant's financial results for the six months ended June 30, 2002 before the Registrant finalizes and files its Quarterly Report on Form 10-QSB.

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PART IV  --  OTHER INFORMATION

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       (1) Name and  telephone  number of person  to  contact  in regard to this notification


         Steven M. Saferin                                  (860)  527-5359
              (Name)                                      (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X] Yes   [  ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes   [  ] No

       If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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





                             MDI ENTERTAINMENT, INC.
                  (Name of Registrant as specified in charter)

       has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


           Date AUGUST 14, 2002            By: /S/ STEVEN M. SAFERIN
                ---------------            -------------------------------------
                                           President and Chief Executive Officer



                                    ATTENTION

       Intentional   misstatements  or  omissions  of  fact  constitute  Federal
Criminal Violations (See 18 U.S.C. 1001).

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


Part IV-Other Information
(3)

The Registrant's results for the quarter ended June 30, 2002 reflected revenues of $4,642,916 and net income of $356,996 compared to revenues of $3,563,467 and net income of $500,171 for the quarter ended June 30, 2001.



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